Filed by Wright Medical Group, Inc.

pursuant to Rule to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No. 001-35823

          Headquarters

        Wright Medical Technology, Inc.

      1023 Cherry Road

    Memphis, TN 38117

  901 867 9971

wmt.com

October 27, 2014

Dear [Recipient Name]:

I am pleased to inform you that today Wright announced an agreement to combine with Tornier, a publicly-traded medical device company and leader in the upper extremities market. This combination brings together two organizations with best-in-class complementary products, customer relationships, and cultures to accelerate growth and enhance profitability. By combining, we will create a premier high-growth global Extremities-Biologics company.

Tornier, which is similar in size to us, has a significant presence in the upper extremities market, including a strong position in shoulder, as well as an established business in foot & ankle. Headquartered in Bloomington, Minnesota, Tornier has approximately 1,000 employees globally with sales in 45 countries.

Together, we will offer the most comprehensive upper and lower extremity product portfolio in the industry, dramatically extending our leadership position, and enhancing our ability to provide solutions that enable clinicians to alleviate pain and restore their patients’ lifestyles. This merger will significantly expand the breadth and depth of extremity products we offer to surgical specialists. The combined company will accelerate growth by benefitting from our combined sales and distribution networks, broad product portfolio, and deep customer relationships. As such, we believe this combination will generate long-term value for our customers, our employees, and our shareholders.

Next Steps

We expect the transaction to close in the first half of 2015. It is very important that you keep in mind that we must operate as independent companies until the transaction closes. Therefore, we must compete as vigorously as we did before the announcement of the merger.

In the coming weeks, we will form teams to plan our integration. We will identify best practices from both organizations to leverage our combined strengths. The integration process will involve repositioning and aligning the strategic vision for both entities and preparing for a successful “Day One” following the close of the transaction, when both businesses begin operating as one company. We will regularly communicate the integration plans as we move through the process.

Wright’s Sales Leadership will be in touch within the next few days to answer any questions that you may have. In the near-term through the closing of the transaction, no significant integration-related changes are expected. It is vitally important that our entire global sales organization continues to focus on executing sales objectives to minimize revenue disruption and continue to deliver outstanding service to all of our customers. This means that you will continue to work with your existing accounts and manage your current Wright product portfolio as you do today. In the meantime, please feel free to contact Pascal Girin, Kevin Cordell, Patrick Fisher, or me if you have questions.

In closing, the combination will bring together two companies with a rich heritage of innovation in extremities and biologics. This represents an exciting next chapter for our company and for all our Sales Team members and Distributors. We hope you share our enthusiasm about the opportunities ahead.

Sincerely,

ROBERT PALMISANO  |  President & Chief Executive Officer

Wright Medical Group, Inc.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.